DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

Principal Protected Notes Linked to the Performance of a Basket of Currencies Relative to the U.S. Dollar Due December 5*, 2012

Global Currency Exposure ▪ Principal Protection ▪ Fee-Based Accounts

Indicative Terms as of November 20, 2009

CUSIP:	2515A0 VZ 3
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	3 Years
Basket:	The notes are linked to the performance of an equally weighted basket consisting of the Brazilian real, the South African rand, the New Zealand dollar and the Turkish lira (each, a "Basket Currency," together, the "Basket Currencies") relative to the U.S. dollar.
Reference Currency:	USD
Participation Rate:	110.00%-130.00% (TBD on the Trade Date)
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 note principal amount as follows: • If the Basket Performance is less than or equal to zero, $1,000. • If the Basket Performance is greater than zero, an amount equal to $1,000 plus $1,000 multiplied by the Basket Performance multiplied by the Participation Rate.
Basket Performance:	The arithmetic mean of the Basket Currency Performance for each of the Basket Currencies.
Basket Currency Performance:	For the Brazilian real, the South African rand and the Turkish lira, the Basket Currency Performance will be calculated as follows: $\frac{\text{Basket Currency Starting Level} - \text{Basket Currency Ending Level}}{\text{Basket Currency Starting Level}}$ For the New Zealand dollar, the Basket Currency Performance will be calculated as follows: $\frac{\text{Basket Currency Ending Level} - \text{Basket Currency Starting Level}}{\text{Basket Currency Ending Level}}$
Basket Currency Start Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date.
Basket Currency End Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Final Valuation Date.
Spot Rate	For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the Calculation Agent by reference to the fixing sources. The Spot Rates for the Brazilian real, the South African rand and the Turkish lira are expressed as units of the respective currency per one U.S. dollar, while the Spot Rate for the New Zealand dollar is expressed as U.S. dollars per one New Zealand dollar.
Discounts & Commissions:	Deutsche Bank Securities Inc. will not receive a commission in connection with the sales of the notes. Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount and may additionally pay fees of up to 0.75% or $7.50 per $1,000 note principal amount to certain other broker-dealers. The agent for this offering is our affiliate. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in term sheet No. 772BD.

Best Case Scenario

If the Basket Performance is positive, at maturity investors will receive the principal amount of $1,000 plus $1,000 multiplied by 110.00% - 130.00% (TBD on the Trade Date) of the Basket Performance. The return on the notes is not capped.

Worst Case Scenario

If the Basket Performance is less than or equal to zero, investors will receive only the principal amount equal to $1,000 at maturity, subject to the credit of the Issuer.

Benefits

- Exposure to the performance of a basket of four currencies relative to the U.S. dollar
- Principal protection at maturity, subject to the credit of the Issuer
- Potential to receive an uncapped return equal to 110.00% - 130.00% of any positive Basket Performance

Risk Factors

- Principal protection is applicable only at maturity and is subject to the credit of the Issuer
- You will not receive any interest payments during the term of the notes
- The notes may under-perform an investment in the underlying Basket Currencies
- Currency markets may be volatile, and the Basket Currencies are subject to legal and regulatory risks

Important Dates

Trade Date....................November 30*, 2009
Settlement Date....................December 3*, 2009
Final Valuation Date....................November 30*, 2012
Maturity Date.................... December 5*, 2012 (3 Years)

*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated terms of the notes remain the same.

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE NO BANK GUARANTEE
NOT A DEPOSIT / NOT INSURED BY ANY
FEDERAL GOVERNMENTAL AGENCY

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated November 20, 2009 R-14917-1 (11/09)

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Principal Protected Notes Fact Sheet
    DWS Structured Products

Basket Currency	Fixing Source	Fixing Time	Basket Weighting
Brazilian real (“BRL”)	BRL PTAX at Reuters Page BRFR	6:00 p.m. Sao Paulo	1/4
South African rand (“ZAR”)	Reuters Page: WMRSPOT15	4:00 p.m. London	1/4
New Zealand dollar (“NZD”)	Reuters Page: WMRSPOT12	4:00 p.m. London	1/4
Turkish lira (“TRY”)	Reuters Page: WMRSPOT05	4:00 p.m. London	1/4

Return Scenarios at Maturity Hypothetical Examples (Assumes a Participation Rate of 120%)
Change in Basket Level (%)	Payment at Maturity (per $1,000 invested)	Note Return (%)
100.00%	$2,200.00	120.00%
80.00%	$1,840.00	84.00%
60.00%	$1,720.00	72.00%
40.00%	$1,480.00	48.00%
20.00%	$1,240.00	24.00%
0.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the notes.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Risk Factors
THE RETURN ON THE NOTES IS SUBJECT TO MARKET RISK– The return on the notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the aggregate performance of each Basket Currency relative to the U.S. dollar. Historical performance of the Basket Currencies should not be taken as an indication of the future performance of the Basket Currencies during the term of the notes.

THE NOTES DO NOT PAY INTEREST – You will not receive any interest payments during the term of the notes.  If the Basket Performance is equal to or less than zero, you will receive only the principal amount of the notes at maturity, which may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of your investment over time.

PAYMENT AT MATURITY OF THE NOTES IS SUBJECT TO OUR CREDITWORTHINESS – Payment at maturity of the notes, including any principal protection is subject to our creditworthiness. An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the notes.

INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES – You may receive a lower payment at maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Performance is based on the Basket Currency Performance for each Basket Currency, which is dependent solely on the stated formula set forth above and not on any other formula that could be used for calculating currency performances.

POSITIVE PERFORMANCE OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE PERFORMANCE OF OTHER BASKET CURRENCIES – The notes are linked to the performance of an equally weighted basket composed of four currencies. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive performances of one or more Basket Currencies may be offset, in whole or in part, by negative performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as the agent’s commission and our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. You should be willing and able to hold your notes to maturity.

CURRENCY MARKETS MAY BE VOLATILE AND THE BASKET CURRENCIES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. Some of the Basket Currencies are the currencies of emerging market countries and emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Currency exchange risk and political or economic instability of the emerging markets are likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the notes and your payment at maturity.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Calculation Agent and hedging our obligations under the notes. In performing duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

TAX TREATMENT– The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. For additional information, see “Selected Purchase Considerations – Taxed as Contingent Payment Debt Instruments” in the accompanying term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 772BD and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 772BD and this fact sheet if you so request by calling toll-free 1-800-311-4409.

DWS Structured Products       1.866.637.9185        www.dws-sp.com